

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2015

Via E-mail
Ms. Julia M. Eastland
Chief Financial Officer
Oncothyreon Inc.
2601 Fourth Ave., Suite 500
Seattle, Washington 98121

      Re: Oncothyreon Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed March 10, 2015
               File No. 001-33882

Dear Ms. Eastland:

We have limited our review to only your financial statements and related disclosures. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years ended December 31, 2014, 2013 and 2012
Research and Development, page 36

1. Please provide us proposed disclosure to be included in future periodic reports that provides a break out of research and development expense by project or in some other manner to provide more transparency as to the type of expenses incurred.

Contractual Obligations and Contingencies, 40

2. Please provide us proposed disclosure to be included in future periodic reports that lists all significant quantifiable contractual payments under your licensing, collaboration or other arrangements.

Notes to the Consolidated Financial Statements
Note 5 – Acquisition, page F-16

3. Please provide us with the following information regarding your August 8, 2014 acquisition of Alpine Biosciences, Inc.:

    *   Tell us how you considered the guidance in ASC 805-10-55-4 through 9 in determining that Alpine Biosciences, Inc. was a business.
    *   Disaggregate and quantify the line item "indefinite-lived intangible assets" ($19.7M) into its primary components and describe the nature of each component.
    *   Describe the series of awarded patents and filed patent applications ("IPR&D") that "are the basis of the platform which forms a major part of the planned future products," as mentioned in the last paragraph on the above referenced page.   Confirm whether IPR&D is associated with patents filed by STC.UNM and, if not, clarify the planned future products you are referring to.
    *   Tell us how the June 30, 2014 Alpine exclusive license agreement with STC.UNM, as discussed on page F-25, is affected by this acquisition, if at all.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jim Peklenk, Senior Staff Accountant, at (202) 551-3661 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

    Sincerely,

    Jim B. Rosenberg

    Jim B. Rosenberg
    Senior Assistant Chief Accountant